UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

P O BOX 16000

Columbus, Ohio 43216

Limited Brands, Inc. Savings and Retirement Plan

Financial Statements

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Limited Brands, Inc. and

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Limited Brands, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of untimely remittance of participant contributions, nonexempt transactions, and assets (held at end of year) as of December 31, 2008 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Columbus, Ohio

June 24, 2009

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments	$424,744,012	$595,575,232
Wrapper contracts (at fair market value)	378,075	319,251

Total investments	425,122,087	595,894,483

Receivable for contributions:
Employer	23,532,347	26,454,192
Participants	—	862,093

Total receivable for contributions	23,532,347	27,316,285
Cash and cash equivalents	761,862	1,372
Due from brokers	456,256	193,274
Accrued interest and dividends	479,853	4,039,067
Accrued fees	158,886	215,358

Total assets	450,511,291	627,659,839

Liabilities
Administrative expenses payable	419,837	510,545
Due to brokers	864,269	4,408,592

Total liabilities	1,284,106	4,919,137

Net assets reflecting all investments at fair value	449,227,185	622,740,702

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,923,308	(895,107)

Net assets available for benefits	$463,150,493	$621,845,595

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
Additions:
Investment income (loss):
Net depreciation in fair value of investments	$(177,921,914)	$(30,066,495)
Earnings from investment contracts	7,739,140	7,555,477
Earnings from mutual funds	7,187,496	22,690,749
Dividends	2,269,630	2,345,519
Earnings from common collective trusts	84,700	221,476
Other earnings	752,834	581,981

Total investment income (loss)	(159,888,114)	3,328,707

Contributions:
Employer	40,192,362	44,046,095
Participant deferrals	29,395,833	30,770,983
Participant rollovers	1,341,374	1,140,616

Total contributions	70,929,569	75,957,694

Total additions	(88,958,545)	79,286,401

Deductions:
Distributions to participants	66,415,292	103,964,654
Administrative expenses	2,095,421	1,997,478

Total deductions	68,510,713	105,962,132

Net decrease prior to transfers	(157,469,258)	(26,675,731)

Transfers:
Transfer of net assets available due to divestiture of affiliate	(1,225,844)	(22,241,984)
Net assets available for benefits:
Beginning of year	621,845,595	670,763,310

End of year	$463,150,493	$621,845,595

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan (“the Plan”) is a defined contribution plan covering certain employees of Limited Brands, Inc. and its affiliates (“the Employer”) who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of January 1, 2007) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Employer’s retirement contribution:

On an annual basis, the Employer provides non-service and service-related retirement contributions equal to a percentage of annual eligible compensation to such eligible participants who are employed on the last day of the Plan year and have completed 500 hours of service during the Plan year. The service-related retirement contribution is provided only to participants who have five or more years of vested service. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limits were $230,000 and $225,000 for the Plan years ended December 31, 2008 and 2007, respectively. The total retirement contribution percentages are as follows:

Years of Vested Service	Earnings Up To Social Security Wage Base	Earnings Above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%

During the year ended December 31, 2007, the Employer provided retirement contributions in the amount of $807,045 to 231 participating associates whose employment was involuntarily terminated by the Employer prior to the end of the Plan year in connection with a restructuring initiative. The Plan was amended to allow such associates impacted by this restructuring to receive a prorated retirement contribution, where they would have otherwise received no retirement contribution since their employment was terminated prior to the end of the Plan year.

Employer’s matching contribution:

The Employer provides a matching contribution of 100% of each participant’s voluntary contributions up to 4% of annual eligible compensation. A participant’s eligible compensation is equal to his or her qualified plan compensation less any compensation earned during a period for which the participant elected not to make voluntary contributions or was on suspension as a result of a hardship withdrawal.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

Participant voluntary contributions:

Participants may elect to make voluntary tax-deferred contributions of 1% to 15% of annual eligible compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($15,500 for the years ended December 31, 2008 and 2007). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

Plan participants age 50 or above before the end of the Plan Year whose contributions to the Plan reach either the maximum percent of his or her annual compensation allowed by the Plan or the maximum dollar amount allowed by the Plan, are eligible to make “catch up” contributions to the Plan. Catch-up contributions are voluntary and limited to a total of $5,000 for each eligible participant for 2008 and 2007. Catch-up contributions are not eligible for employer matching contributions.

Investment Options

Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Employer periodically reviews and may make changes to the investment choices available in order to ensure the funds offered can be used by Plan participants to meet their investment objectives and financial goals. The Plan’s investment options offered as of December 31, 2008 include six mutual funds, one unitized pooled mutual fund, six common collective trusts, one pooled account of the Employer’s common stock, one pooled account of common collective trusts and synthetic investment contracts, and self-managed brokerage accounts. In addition, the Plan maintains two pooled accounts for the common stock of former affiliates into which no additional investments are allowed.

If a participant makes no investment fund election, any contributions made into such participant’s account are invested into the Plan’s default investment fund. Effective December 24, 2007, the Plan’s default investment fund was changed from the Stable Value Fund to the age-appropriate Schwab Managed Retirement Trust Fund, which is selected based on the participant’s date of birth. This change did not impact existing participant account balances having been invested in the Plan’s Stable Value Fund by default.

Participant Accounts

Each participant’s account is credited with the participant’s and Employer contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and matching contributions and is credited with a year of vested service in the Employer’s retirement contributions for each Plan year that they are credited with at least 500 hours of service. The following is a summary of vesting percentages in the Employer’s retirement contributions:

Years of Vested Service	Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

Payment of Benefits

The full value of a participant’s account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, become payable. Terminated participants whose vested account balances are greater than $1,000 have the option of leaving their accounts invested in the Plan until age 65.

Participants whose account balances are invested in pooled accounts of Employer stock have the option of receiving such amounts in whole shares of Employer securities and cash for any fractional shares. Participants have the option of having benefits paid directly to an eligible retirement plan specified by the participant.

An actively-employed participant who is fully vested in his or her account may obtain an in-service early withdrawal from his or her account based on the percentage amounts designated by the Plan. An actively-employed participant who is partially or fully vested may also request a hardship distribution from his or her vested account balance due to an immediate and heavy financial need based on the terms of the Plan.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $521,645 and $381,965 as of December 31, 2008 and 2007, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures used to reduce contributions were $6,499,891 and $2,492,043 for the years ended December 31, 2008 and 2007, respectively. Forfeitures used to pay administrative expenses were $283,197 and $221,871 for the years ended December 31, 2008 and 2007, respectively. There were no unused forfeitures at December 31, 2008 or 2007.

Administrative Expenses

Expenses of the Plan are deducted from participants’ accounts as follows:

1)	a participant fee of $2.50 per quarter;
2)	third-party administrative expenses allocated to participant accounts based on the total number of accounts;
3)	a $20 disbursement fee for any withdrawals and terminations; and
4)	a $50 annual fee for participants having a self-managed brokerage account.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

Investments in the Limited Brands, Inc., Tween Brands, Inc. and Abercrombie & Fitch Co. common stock funds are charged an administrative fee of 3 basis points on such investment fund balances through a reduction in earnings. Investments in the Plan’s Stable Value Fund are charged an administrative fee of 30 basis points on such investment fund balances through a reduction in earnings.

The Employer pays any additional Plan expenses from accumulated forfeitures.

The investment funds pay certain administrative fees to the Plan’s trustee by crediting the Plan’s trust accounts, from which the Plan’s trustee subsequently withdraws such fee payments. Fees passed through the Plan’s trust accounts in this manner were $675,437 and $567,280 for the years ended December 31, 2008 and 2007, respectively, and are reported in the financial statements as administrative expenses and also as other earnings.

Employer Divestitures

Effective July 6, 2007, the Employer divested 75% of its ownership in Express, LLC (“Express”), also an affiliate of the Employer, to an outside investor group. The Employer retained a 25% interest in Express. In connection with the sale, all participating associates of Express became fully vested in their account balance. The impacted participants were given the option of rolling their account balance over to a new plan sponsored by Express or to a qualified individual retirement account, taking a distribution, or leaving their account balance in the Plan.

Effective August 3, 2007, the Employer divested 75% of its ownership in Limited Stores, LLC (“Limited Stores”), also an affiliate of the Employer, to an outside investor group. The Employer retained a 25% interest in Limited Stores. In connection with the sale, all participating associates of Limited Stores became fully vested in their account balance. The impacted participants’ account balances were transferred directly into a new plan sponsored by Limited Stores. The total amounts transferred from the Plan were $22,241,984 in 2007 and an additional $1,225,844 in 2008.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Use of Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

Risks

The Plan provides for the various investment options as described in Notes 1, 3, 4 and 5. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Adjustment from Fair Value to Contract Value

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the “AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, the Statements of Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing the adjustment of fully benefit-responsive contracts from fair value to contract value. The adjustment amount represents the difference between market value and contract value of the Plan’s synthetic guaranteed investment contracts and common collective trusts which invest in these types of investments.

The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts and no adjustment from fair value to contract value is required.

Net Depreciation in Fair Value of Investments

Net realized and unrealized depreciation is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

3. Investments

The Plan’s investments are held by Wachovia Bank, N.A., trustee of the Plan. Wachovia Bank, N.A. became the Plan’s trustee effective April 1, 2007 as a result of its purchase of Ameriprise Trust Company, the Plan’s former trustee.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

The following table presents balances at December 31, 2008 and 2007 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets at December 31, 2008 or 2007 are separately identified.

	December 31,
	2008	2007
Investments at fair value as determined by:
Quoted market price:
Common stocks:
Limited Brands, Inc.	$38,579,162	$68,834,686
Common stocks – other	3,002,221	9,475,328
Mutual funds:
Vanguard Institutional Index Fund	59,624,523	101,686,102
Allianz CCM Capital Appreciation Fund	33,791,254	62,437,719
Dodge & Cox Stock Fund	26,492,039	47,651,957
Artisan International Investor Shares	22,199,161	42,092,230
Mutual funds – other	34,530,751	48,187,383
Other investments	30,277	19,206
Estimated fair value:
Synthetic investment contracts
RiverSource Trust Bond Fund	25,496,171	27,917,815
RiverSource Trust Money Market Fund I	23,896,978	24,657,966
Synthetic investment contracts – other	87,429,958	94,039,875
Common collective trusts	52,916,568	56,430,624
Unitized pooled mutual fund	17,133,024	12,463,592

Total investments at fair value	$425,122,087	$595,894,483

The appreciation (depreciation) in value of the Plan’s investments, including investments bought, sold, and held during the year, for the years ended December 31, 2008 and 2007, is as follows:

	December 31,
	2008	2007
Net appreciation (depreciation) in fair value as determined by:
Quoted market price:
Common stocks	$(38,593,231)	$(39,061,655)
Mutual funds	(124,482,323)	5,332,079
Other investments	(29,085)	(1,423)

	(163,104,639)	(33,730,999)
Estimated fair value:
Common collective trusts	(15,444,583)	2,831,989
Unitized pooled mutual fund	627,308	832,515

	(14,817,275)	3,664,504

Net appreciation (depreciation) in fair value	$(177,921,914)	$(30,066,495)

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

4. Fair Value Measurements

As of January 1, 2008, the Plan adopted the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). There was no material impact to the financial statements of the Plan upon adoption.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted market prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds and common stocks: are determined by quoted market prices and are classified within Level 1 of the valuation hierarchy.

Common collective trusts (“CCTs”) and the unitized pooled mutual fund: are valued at the respective net asset values (“NAV”) as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

Synthetic investment contracts (“SGICs”): are portfolios of securities (debt securities or units of common collective trusts) owned by the Plan with wrapper contracts. The fair value of such wrapper contracts is determined based on the present value of the expected contract fees, discounted at current market rates. A limited number of the underlying investments in debt securities (corporate debt instruments, U.S government and federal agency obligations and U.S. government-sponsored enterprise obligations) are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specified security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within either Level 2 or 3 of the valuation hierarchy. SGICs may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Plan to sell a contract at a fair price and may substantially delay the sale of contracts which the Plan seeks to sell (see Note 5). In addition, wrapper contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due. These are classified under Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Common collective trusts	$—	$52,916,568	$—	$52,916,568
Common stocks	41,581,388			41,581,388
Mutual funds	176,637,723	—	—	176,637,723
Synthetic investment contracts	3,501,080	138,756,947	3,590,384	145,848,411
Unitized pooled mutual fund	—	17,133,024	—	17,133,024
Other investments	26,834	—	—	26,834

Total assets at fair value (a)	$221,747,025	$208,806,539	$3,590,384	$434,143,948

(a)	Pending purchases (sales), of ($9,021,861) are not subject to SFAS 157 and are excluded.

Total fair value of investments as of December 31, 2008 classified within Level 3 consists of $378,075 in wrapper contracts and $3,212,309 in corporate bonds held within the portfolio of securities of the Plan’s SGICs.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

Gains and Losses on Level 3 Investments

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

	Bonds	Wrapper Contracts	Total
Balance at beginning of year	$3,151,840	$319,251	$3,471,091
Total unrealized losses included in net investment loss in the Statements of Changes in Net Assets Available for Benefits (a)	(2,382,550)	—	(2,382,550)
Total realized losses included in net investment loss in the Statements of Changes in Net Assets Available for Benefits	(505,883)	—	(505,883)
Total unrealized gains not included in net investment loss in the Statements of Changes in Net Assets Available for Benefits	—	58,824	58,824
Net sales	(1,424,306)	—	(1,424,306)
Net transfers into Level 3	4,373,208	—	4,373,208

Balance at December 31, 2008	$3,212,309	$378,075	$3,590,384

(a)	The change attributable to investments held at December 31, 2008 is ($2,379,207).

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

5. Investment Contracts

Nature of Investment Contracts

The Plan, under its Stable Value Fund investment option, invests primarily in SGICs. In a SGIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates.

However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan’s assets.

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in a total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract’s crediting rate at a minimum of zero percent. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for wrapper contracts include:

•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;
•	The investment returns generated by the fixed income investments that back the wrapper contract; and
•	The duration of the underlying fixed income investments backing the wrapper.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average annual yield for the investment contracts was approximately (3.85)% and 6.47 % for the years ended December 31, 2008 and 2007, respectively. The average annual yield adjusted to reflect the rate credited to participants was approximately 4.96% and 4.93% for the years ended December 31, 2008 and 2007, respectively.

The wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Plan’s Stable Value Fund investment option are paid at contract value, but are funded through the market value liquidation of the underlying investments, also impacting the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the Plan’s Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

Issuer-Initiated Contract Termination

Wrapper contracts generally are evergreen contacts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a GIC, at the hypothetical market value based upon a contractual formula).

6. Self-managed brokerage accounts – Primary Reserve Fund

Participants in the Plan who invest their account balance through a self-managed brokerage account (“SMBA”) utilize the brokerage services of Ameriprise Financial, Inc., which include the use of a money market fund for cash settlement and sweep transactions. Prior to September 18, 2008, the fund used for these purposes was the Primary Fund, a series of The Reserve Fund (“The Reserve”) and whose investment manager is Reserve Management Company, Inc.

On September 15, 2008, Lehman Brothers Holdings, Inc. filed for Chapter 11 bankruptcy protection. Consequently, on September 16, 2008, Reserve Management Company, Inc., under the approval of the Board of Trustees of The Reserve Fund, took the following actions with respect to the Primary Fund: (1) adjusted to zero the value of the debt securities issued by Lehman Brothers Holdings, Inc. and held by the Primary Fund; and (2) adjusted the net asset value of the Primary Fund below $1.00 to $0.97 per share. The Primary Fund was then suspended, closed to redemptions and to new deposits.

On September 29, 2008, The Reserve announced that the assets of the Primary Fund would incrementally be liquidated as its holdings matured and the proceeds would be distributed on a pro rata basis to investors in the Primary Fund as of September 15, 2008. Further, Ameriprise Financial, Inc. announced that it would commit up to $33 million to protect clients against losses of up to 3 cents per share should they receive less than $1.00 per share in the liquidation.

On September 15, 2008, the Plan had $1,037,981 invested in the Primary Fund.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

As of December 31, 2008, two partial distributions had occurred, totaling 78.8% of the September 15, 2008 value. On December 31, 2008, the Plan had a total of $219,761, which remained suspended in the Primary Fund and valued at $213,168, or $0.97 per share.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 28, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

8. Plan Administration

The Administrative Committee, comprised of members appointed by the Compensation Committee of the Board of Directors of the Employer, administers the Plan. The Board of Directors has delegated the day-to-day administrative duties to the Administrative Committee.

9. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

10. Parties-in-Interest

Wachovia Bank, N.A., trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$463,150,493	$621,845,595
Contract value above (below) fair value	(13,923,308)	895,107
Amounts allocated to withdrawing participants	(521,645)	(381,965)
Amounts allocated to divested participants	—	(735,813)

Net assets available for benefits per Form 5500	$448,705,540	$621,622,924

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

Year Ended December 31, 2008
Total additions per the financial statements	$(88,958,545)
Adjustments from contract value to fair value	(14,818,415)

Total income per Form 5500	$(103,776,960)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2008
Benefits paid to participants per the financial statements	$66,415,292
Amounts allocated to withdrawing participants:
At December 31, 2008	521,645
At December 31, 2007	(381,965)

Benefits paid to participants per Form 5500	$66,554,972

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

For the Year Ended December 31, 2008

The following is a reconciliation of the transfer of assets from the Plan per the financial statements to Form 5500:

Year Ended December 31, 2008
Transfer of net assets due to divestiture of affiliate per the financial statements	$(1,225,844)
Transfer of assets remaining
At December 31, 2008	—
At December 31, 2007	735,813

Transfer of assets from Plan per Form 5500	$(490,031)

12. Prohibited Transactions

On January 26, 2009, the U.S. Department of Labor (“the Department”) concluded a periodic investigation of the Plan and of the Plan’s Administrative Committee’s activities as Plan administrator. Their investigation determined that the Employer had performed multiple prohibited transactions between September 22, 2004 and February 25, 2008, through a pattern of funding participant voluntary contributions into the Plan beyond the allowable number of business days after the participants’ payroll deduction of such contributions. The total of such deferrals deemed to be late was $30,749,744. Effective March 1, 2008, the Employer corrected its procedures related to the timely funding of participant contributions into the Plan. On February 19, 2009, the Employer made a contribution of $59,031 for lost earnings into certain participants’ accounts in the Plan, as agreed upon by the Department to correct all prohibited transactions identified.

13. Subsequent Events

Subsequent to the December 31, 2008 merger of Wells Fargo & Company (“Wells Fargo”) with Wachovia Corporation, through which Wells Fargo acquired all of Wachovia Corporation and its businesses and obligations, Wachovia Bank, N.A. began to integrate its retirement services business into Wells Fargo. The full impact on the Plan’s recordkeeping and trustee services is not yet known.

Supplemental Schedules

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule G, Part III

Financial Transaction Schedule - Nonexempt Transactions

For the Year Ended December 31, 2008

(a) Identity of party involved	(b) Relationship to plan, employer, or other party in interest
Limited Service Corp.	Plan sponsor

(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value
Plan sponsor used earnings within the plan to offset the amount of one of the plan sponsor’s matching contributions during 2005. The correcting transaction was made June 2, 2006; however, the U.S. Department of Labor subsequently required the correction be done using a higher interest rate. The additional interest was deposited to the Plan on February 28, 2009.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
—	—	—	—
(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
$588	$736	—

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4a

Schedule of Untimely Remittance of Participant Contributions

For the Year Ended December 31, 2008

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
$30,749,744	$30,749,744*

* See note 12 in the footnotes to the financial statements.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Abercrombie & Fitch Co.	Common Stock – 40,554 – shares	$935,581
*	Limited Brands, Inc.	Common Stock – 3,842,546 – shares	38,579,162
	Tween Brands, Inc.	Common Stock – 136,532 – shares	589,818
	Allianz CCM Capital Appreciation Fund	Mutual Fund – 2,861,241 – shares	33,791,254
	American Balanced Fund	Mutual Fund – 1,507,094 – shares	20,737,617
	Artisan International Investor Shares	Mutual Fund – 1,483,901 – shares	22,199,161
	Dodge & Cox Stock Fund	Mutual Fund – 356,219 – shares	26,492,039
	Hartford Midcap Holdings Fund	Mutual Fund – 798,522 – shares	12,824,262
	Vanguard Institutional Index Fund	Mutual Fund – 722,371 – shares	59,624,523
*	Wachovia Collective Fund for Pimco Total Return	Collective Fund – 1,468,780 – units	17,133,024
	RiverSource Trust Income Fund I	Common Collective Trust – 102,284 – shares	7,563,320
	RiverSource Trust Money Market Fund I	Common Collective Trust – 3,073,643 – shares	3,073,643
	RiverSource Trust Money Market Fund II	Common Collective Trust – 491,911 – shares	491,911
	Schwab Managed Retirement Trust 2010 Class II	Common Collective Trust – 283,656 – shares	3,488,971
	Schwab Managed Retirement Trust 2020 Class I	Common Collective Trust – 1,854 – shares	22,613
	Schwab Managed Retirement Trust 2020 Class II	Common Collective Trust – 688,560 – shares	8,462,399
	Schwab Managed Retirement Trust 2030 Class I	Common Collective Trust – 3,852 – shares	47,226
	Schwab Managed Retirement Trust 2030 Class II	Common Collective Trust – 1,054,227 – shares	13,019,704
	Schwab Managed Retirement Trust 2040 Class I	Common Collective Trust – 1,853 – shares	22,405
	Schwab Managed Retirement Trust 2040 Class II	Common Collective Trust – 788,578 – shares	9,652,196
	Schwab Managed Retirement Trust Income Class II	Common Collective Trust – 696,081 – shares	7,072,180
	Self–Managed Brokerage Accounts		2,475,971

	Investments held in Synthetic Investment Contracts
	Bank of America I Wrapper	Contract Wrapper – 3.44%	14,265
	Bank of America II Wrapper	Contract Wrapper – 2.23%	26,236
	IXIS I Wrapper	Contract Wrapper – 5.32%	73,152
	IXIS II Wrapper	Contract Wrapper – 4.86%	19,324
	JP Morgan Wrapper	Contract Wrapper – 3.57%	40,428
	Monumental I Wrapper	Contract Wrapper – 5.05%	41,578
	Monumental II Wrapper	Contract Wrapper – 4.72%	2,134
	Pacific Life Wrapper	Contract Wrapper – 4.11%	50,411
	RaboBank Wrapper	Contract Wrapper – 4.53%	23,683
	Royal Bank of Canada Wrapper	Contract Wrapper – 3.63%	42,904
	State Street Wrapper	Contract Wrapper – 5.08%	43,960
	RiverSource Trust Bond Fund	Common Collective Trust – 1,410,420 – shares	25,496,171
	RiverSource Trust Money Market Fund I	Common Collective Trust – 23,889,272 – shares	23,896,978
	F CI 988113	Government Obligation – 583,527 – 5.50% – due 08/01/23	604,614
	F CI 988961	Government Obligation – 590,229 – 5.50% – due 08/01/23	611,558
	FGOLD 10 YR #G12100	Government Obligation – 116,003 – 5.00% – due 11/01/13	119,313
	FGOLD 15 YR #G12101	Government Obligation – 236,731 – 5.00% – due 11/01/18	245,368
	FGOLD 30 YR	Government Obligation – 1,000,000 – 6.00% – due 12/01/38	1,036,136
	FHLMC #780514 ARM	Government Obligation – 100,934 – 5.00% – due 05/01/33	102,405
	FHLMC #D95319	Government Obligation – 187,637 – 6.00% – due 03/01/22	195,233
	FHLMC 2617 HD	Government Obligation – 110,490 – 7.00% – due 06/15/16	116,368
	FHLMC 2750 DB	Government Obligation – 71,849 – 4.50% – due 05/15/15	72,601
	FHLMC 2843-BA	Government Obligation – 151,913 – 5.00% – due 01/15/18	155,668
	FHLMC 2907-AG	Government Obligation – 185,380 – 4.50% – due 03/15/19	188,871
	FHLMC GOLD #C66932	Government Obligation – 79,810 – 6.00% – due 05/01/32	82,919

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FHLMC GOLD #E97247	Government Obligation – 130,875 – 5.00% – due 06/01/18	135,953
	FHLMC GOLD #E99565	Government Obligation – 98,178 – 5.50% – due 09/01/18	102,002
	FHLMC GOLD TBA 30 YR	Government Obligation – 1,125,000 – 5.50% – due 01/15/39	1,151,368
	FHLMC REMIC	Government Obligation – 1,227,936 – 0.56% – due 02/15/19	1,176,934
	FHLMC SUB NOTES	Government Obligation – 945,000 – 5.00% – due 12/14/18	981,738
	FHLMC TBA	Government Obligation – 3,000,000 – 6.00% – due 01/01/33	3,090,000
	FHLMC(NON GOLD) ARM #1G2450	Government Obligation – 828,977 – 5.90% – due 08/01/36	849,978
	FHLMC_2641	Government Obligation – 119,357 – 6.50% – due 01/15/18	127,237
	FNMA	Government Obligation – 640,000 – 4.75% – due 11/19/12	707,819
	FNMA	Government Obligation – 539,831 – 5.00% – due 08/01/34	554,503
	FNMA #200394	Government Obligation – 21,713 – 5.50% – due 07/25/23	21,765
	FNMA #220925	Government Obligation – 538,448 – 5.50% – due 09/01/34	555,747
	FNMA #254536	Government Obligation – 53,260 – 7.00% – due 09/01/17	55,951
	FNMA #254757	Government Obligation – 82,085 – 5.00% – due 03/31/13	83,882
	FNMA #254774	Government Obligation – 84,651 – 5.50% – due 03/31/13	86,811
	FNMA #254793	Government Obligation – 309,703 – 5.00% – due 07/01/33	318,313
	FNMA #357324	Government Obligation – 720,748 – 5.00% – due 01/01/33	741,463
	FNMA #387608	Government Obligation – 611,629 – 4.96% – due 09/01/15	622,629
	FNMA #462237	Government Obligation – 437,329 – 5.71% – due 07/01/16	451,362
	FNMA #535170	Government Obligation – 113,576 – 5.50% – due 09/01/14	118,674
	FNMA #545701	Government Obligation – 7,758 – 7.00% – due 07/01/12	7,841
	FNMA #545864	Government Obligation – 237,615 – 5.50% – due 08/01/17	246,856
	FNMA #555432	Government Obligation – 760,252 – 5.50% – due 05/01/33	784,675
	FNMA #555528	Government Obligation – 601,866 – 6.00% – due 04/01/33	624,932
	FNMA #555591	Government Obligation – 763,593 – 5.50% – due 07/01/33	788,124
	FNMA #568049	Government Obligation – 103,157 – 6.00% – due 04/01/16	107,992
	FNMA #636030	Government Obligation – 94,778 – 6.50% – due 04/01/32	100,224
	FNMA #638591	Government Obligation – 702,658 – 6.50% – due 04/01/32	743,274
	FNMA #646147	Government Obligation – 316,473 – 7.00% – due 06/01/32	337,704
	FNMA #648349	Government Obligation – 139,516 – 6.00% – due 06/01/17	145,608
	FNMA #672029	Government Obligation – 242,503 – 6.00% – due 12/01/17	253,717
	FNMA #681400	Government Obligation – 142,041 – 5.50% – due 03/01/18	147,712
	FNMA #703937	Government Obligation – 92,331 – 5.50% – due 05/01/18	95,956
	FNMA #704265	Government Obligation – 750,128 – 5.50% – due 05/01/33	774,227
	FNMA #705304	Government Obligation – 178,623 – 4.92% – due 06/01/33	186,907
	FNMA #725090	Government Obligation – 159,617 – 4.81% – due 11/01/33	164,462
	FNMA #725425	Government Obligation – 1,330,655 – 5.50% – due 04/01/34	1,373,560
	FNMA #725773	Government Obligation – 736,074 – 5.50% – due 09/01/34	759,261
	FNMA #725815	Government Obligation – 461,144 – 6.00% – due 12/01/33	478,529
	FNMA #735224	Government Obligation – 969,279 – 5.50% – due 02/01/35	1,000,419
	FNMA #735578	Government Obligation – 706,474 – 5.00% – due 06/01/35	725,233
	FNMA #735841	Government Obligation – 337,899 – 4.50% – due 11/01/19	347,975
	FNMA #735935	Government Obligation – 576,358 – 5.00% – due 12/01/18	599,188
	FNMA #741897	Government Obligation – 262,578 – 5.00% – due 10/01/33	269,879
	FNMA #745563	Government Obligation – 1,064,369 – 5.50% – due 08/01/34	1,098,563
	FNMA #745727	Government Obligation – 750,714 – 5.43% – due 05/01/16	765,245
	FNMA #763798	Government Obligation – 654,101 – 5.50% – due 03/01/34	676,415
	FNMA #764082	Government Obligation – 148,499 – 4.80% – due 01/01/34	151,618
	FNMA #766731	Government Obligation – 846,310 – 5.00% – due 03/01/34	869,311
	FNMA #785506	Government Obligation – 876,780 – 5.00% – due 06/01/34	900,609

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FNMA #809534	Government Obligation – 212,825 – 5.12% – due 02/01/35	216,137
	FNMA #865689	Government Obligation – 417,757 – 5.85% – due 02/01/36	430,080
	FNMA #871091	Government Obligation – 231,023 – 6.50% – due 11/01/36	241,479
	FNMA #878661	Government Obligation – 728,964 – 5.50% – due 02/01/36	746,884
	FNMA #881629	Government Obligation – 702,814 – 5.50% – due 02/01/36	720,092
	FNMA #883267	Government Obligation – 417,764 – 6.50% – due 07/01/36	439,177
	FNMA #886054	Government Obligation – 326,612 – 7.00% – due 07/01/36	346,577
	FNMA #888414	Government Obligation – 1,098,891 – 5.00% – due 11/01/35	1,128,070
	FNMA #8890526	Government Obligation – 1,335,583 – 6.00% – due 02/01/38	1,384,676
	FNMA 2003-133 GB	Government Obligation – 27,307 – 8.00% – due 12/25/26	28,937
	FNMA 2004-60 PA	Government Obligation – 240,593 – 5.50% – due 04/25/34	249,993
	FNMA 2004-W10 A23	Government Obligation – 30,696 – 5.00% – due 08/25/34	30,802
	FNMA 2004-W3 A15	Government Obligation – 90,765 – 5.00% – due 05/25/34	88,818
	FNMA 30YR TBA	Government Obligation – 2,200,000 – 5.00% – due 01/01/35	2,246,064
	FNMA ARM #768117	Government Obligation – 150,102 – 5.44% – due 08/01/34	151,954
	FNMA ARM #786628	Government Obligation – 128,577 – 5.67% – due 07/01/34	132,540
	FNMA ARM #799769	Government Obligation – 133,419 – 5.05% – due 11/01/34	135,728
	FNMA ARM #801344	Government Obligation – 144,084 – 5.03% – due 10/01/34	146,272
	FNMA ARM #826908	Government Obligation – 448,277 – 5.09% – due 08/01/35	458,975
	FNMA ARM #849082	Government Obligation – 414,925 – 5.82% – due 01/01/36	427,995
	FNMA ARM #866097	Government Obligation – 357,217 – 6.13% – due 02/01/36	369,076
	FNMA ARM #872753	Government Obligation – 183,165 – 5.83% – due 06/01/36	189,149
	FNMA ARM #887096	Government Obligation – 434,767 – 5.81% – due 07/01/36	448,424
	FNMA ARM #902818	Government Obligation – 266,333 – 5.91% – due 11/01/36	273,671
	FNMA NBR #0725066	Government Obligation – 766,578 – 6.00% – due 12/01/33	795,478
	FNMA NBR #0974740	Government Obligation – 1,159,690 – 6.00% – due 04/01/23	1,210,415
	FNMA SUB NOTES	Government Obligation – 1,492,000 – 5.13% – due 01/02/14	1,614,706
	FNMA TBA 30YR	Government Obligation – 1,100,000 – 4.50% – due 01/15/39	1,114,782
	FREDDIE MAC GIANT	Government Obligation – 989,500 – 6.00% – due 09/01/38	1,025,257
	GNMA II #003501	Government Obligation – 686,763 – 6.00% – due 01/20/34	711,775
	GNMA II TBA 30YR	Government Obligation – 750,000 – 5.50% – due 01/01/39	769,926
	GNMA TBA 30YR	Government Obligation – 800,000 – 6.00% – due 01/15/39	825,250
	H 1G 1G0847	Government Obligation – 965,273 – 4.71% – due 07/01/35	977,180
	U.S. TREASURY BOND	Government Obligation – 870,000 – 6.00% – due 02/15/26	1,233,911
	U.S. TREASURY BOND	Government Obligation – 260,000 – 5.25% – due 02/15/29	349,940
	U.S. TREASURY NOTE	Government Obligation – 640,000 – 1.50% – due 12/31/13	638,577
	U.S. TREASURY NOTE	Government Obligation – 940,000 – 1.50% – due 10/31/10	956,442
	U.S. TREASURY NOTE	Government Obligation – 915,000 – 2.88% – due 06/30/10	960,787
	UST INFLATION INDEX	Government Obligation – 170,000 – 3.00% – due 07/15/12	203,045
	AMCAR 2007-DF-A3A	Corporate Bond – 1,550,000 – 5.49% – due 07/06/12	1,447,167
	AMCAR 2008-AF A3	Corporate Bond – 590,000 – 5.68% – due 12/12/12	459,024
	ARMT 2007-1-3A11	Corporate Bond – 327,584 – 6.20% – due 02/25/37	175,371
	BACM 2005-4-A1	Corporate Bond – 138,049 – 4.43% – due 07/10/45	134,444
	BACM 2005-6-A2	Corporate Bond – 475,000 – 5.19% – due 09/10/47	427,910
	BACM 2006-2-AAB	Corporate Bond – 475,000 – 5.72% – due 05/10/36	404,467
	BMWLT 2007-1-A3A	Corporate Bond – 600,000 – 4.59% – due 08/15/13	578,443
	BOAA 2003-1-A1	Corporate Bond – 97,240 – 5.00% – due 02/25/33	85,585
	BOAA 2006-9-1CB1	Corporate Bond – 603,251 – 6.00% – due 01/25/37	323,612
	BOAMS 2004-E 2A6	Corporate Bond – 275,000 – 4.11% – due 06/25/34	154,465
	BSCMS 2005-PWR9-A1	Corporate Bond – 279,905 – 4.50% – due 09/11/42	273,526

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	BSCMS 2005-T20-A2	Corporate Bond – 1,275,000 – 5.13% – due 10/12/42	1,204,245
	BSCMS 2007-T26-A4	Corporate Bond – 250,000 – 5.47% – due 01/12/45	173,118
	CARAT 2007-3 ASSET BACKED NT CL A-4	Corporate Bond – 600,000 – 5.21% – due 03/17/14	550,631
	CD 2006-CD2-AAB	Corporate Bond – 650,000 – 5.97% – due 01/15/46	511,136
	CD 2007-CD4-A2B	Corporate Bond – 900,000 – 5.20% – due 12/11/49	684,774
	CDC COMMERCIAL MTGE	Corporate Bond – 1,125,000 – 5.68% – due 11/15/30	1,084,389
	CGCMT 2005-C3-A1	Corporate Bond – 342,784 – 4.39% – due 05/15/43	335,847
	CITIGROUP INC	Corporate Bond – 345,000 – 6.50% – due 01/18/11	356,668
	COUNTRYWIDE ALT TR 2006-HY12	Corporate Bond – 422,979 – 6.15% – due 08/25/36	345,670
	CPS AUTO RECEIVABLES TR 2007-A NT CL A-3	Corporate Bond – 150,000 – 5.04% – due 09/15/11	136,609
	CS FIRST BOSTON MTGE SECURITIES	Corporate Bond – 775,000 – 5.10% – due 08/15/38	693,542
	CSFB 2003-CPN1-A2	Corporate Bond – 1,100,000 – 4.60% – due 03/15/35	913,623
	CSFB 2005-C4-A1	Corporate Bond – 255,589 – 4.77% – due 08/15/38	250,930
	CSFBMS 2007-C3-A4	Corporate Bond – 1,250,000 – 5.72% – due 06/15/39	798,930
	CSMC 2006-C1-A2	Corporate Bond – 525,000 – 5.44% – due 02/15/39	472,007
	CSMC 2006-C4-A3	Corporate Bond – 790,000 – 5.47% – due 09/15/39	600,461
	CWALT 06-43CB 1A4	Corporate Bond – 462,202 – 6.00% – due 02/25/37	308,621
	CWALT 2005-6CB-1A1	Corporate Bond – 106,361 – 7.50% – due 04/25/35	68,440
	CWALT 2006-22CB-CA	Corporate Bond – 381,453 – 6.00% – due 05/25/36	299,026
	CWALT 2006-31CBA16	Corporate Bond – 406,250 – 6.00% – due 11/25/36	252,406
	CWALT 2006-OA11-A3	Corporate Bond – 507,821 – 1.57% – due 09/25/46	301,331
	CWALT 2006-SCB	Corporate Bond – 583,158 – 6.00% – due 01/25/36	299,963
	CWALT 2007 22	Corporate Bond – 886,851 – 6.50% – due 09/25/37	464,586
	CWALT 2007-OA9-A2	Corporate Bond – 891,482 – 1.74% – due 06/25/47	197,953
	CWHL 2006-HYB1-1A1	Corporate Bond – 304,182 – 5.33% – due 03/20/36	119,394
	CWHL 2006-HYB5-2A2	Corporate Bond – 585,735 – 5.84% – due 09/20/36	234,344
	CWL 2005-10-AF6	Corporate Bond – 74,391 – 4.91% – due 12/25/35	65,302
	CWL 2005-17-1AF2	Corporate Bond – 335,747 – 5.36% – due 12/25/35	329,713
	CWMBS 2005-HYB8 MTG PASSTHRU CTF 4-A-1	Corporate Bond – 486,830 – 5.78% – due 12/20/35	269,915
	CXHE 2006-A-AV2	Corporate Bond – 214,590 – 4.89% – due 06/25/36	205,145
	DAIMLERCHRYSLER AUTO TR 2008-A NT CL A-4	Corporate Bond – 900,000 – 4.48% – due 08/08/14	675,889
	DUKE ENERGY	Corporate Bond – 550,000 – 4.50% – due 04/01/10	557,923
	GCCFC 2003-C2 A3	Corporate Bond – 1,035,000 – 4.53% – due 07/05/10	970,715
	GCCFC 2005-GG5-A1	Corporate Bond – 325,608 – 4.79% – due 04/10/37	318,294
	GCCFC 2007-GG9-A2	Corporate Bond – 675,000 – 5.38% – due 03/10/39	535,102
	GCCFC 2007-GG9-A4	Corporate Bond – 450,000 – 5.44% – due 03/10/39	344,565
	GECMC 2004-C2 A1	Corporate Bond – 10,566 – 3.11% – due 03/10/40	10,570
	GECMC 2005-C3-A2	Corporate Bond – 1,016,000 – 4.85% – due 07/10/45	940,659
	GMACM 2004-HE2-A4	Corporate Bond – 224,789 – 3.65% – due 10/25/33	179,897
	GSMS 2006-GG8-A4	Corporate Bond – 325,000 – 5.56% – due 11/10/39	259,294
	GSMS 2007-GG10-A4	Corporate Bond – 575,000 – 5.99% – due 08/10/45	417,953
	HVMLT 2005-12-2A1A	Corporate Bond – 243,561 – 4.26% – due 10/19/35	106,142
	INDX 2005-AR25-A1	Corporate Bond – 194,223 – 5.79% – due 12/25/35	106,653
	INDX 2006-AR13-1A1	Corporate Bond – 390,949 – 6.10% – due 07/25/36	199,086
	INDYMAC LN TR 2006-AR1	Corporate Bond – 980,163 – 5.91% – due 08/25/36	582,373
	ING CAP FNDG TRST III	Corporate Bond – 660,000 – 8.44% – due 12/29/49	360,344
	JPMCC 2003-C1-A1	Corporate Bond – 507,900 – 4.27% – due 01/12/37	474,417
	JPMCC 2004-LN2-A1	Corporate Bond – 336,508 – 4.47% – due 07/15/41	314,002
	JPMCC 2005-CIBC12-	Corporate Bond – 575,000 – 4.85% – due 09/12/37	470,268
	LBUBS 2005-C1-A1	Corporate Bond – 114,515 – 4.06% – due 02/15/30	111,872

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	LB-UBS CMBS 2007-C7	Corporate Bond – 675,000 – 5.87% – due 09/15/45	483,589
	MALT 2004-13 7A1	Corporate Bond – 569,295 – 6.50% – due 11/25/34	540,679
	MLMT 2005-CIP1-A1	Corporate Bond – 270,118 – 4.63% – due 07/12/38	264,616
	MLMT 2005-CK1-A1	Corporate Bond – 284,219 – 5.08% – due 11/12/37	278,526
	MSC 2003-T11 A2	Corporate Bond – 272,881 – 4.34% – due 06/13/41	267,505
	MSC 2006-HQ9-AAB	Corporate Bond – 600,000 – 5.68% – due 07/12/44	462,624
	MSM 2004-2AR 3A	Corporate Bond – 162,225 – 4.99% – due 02/25/34	123,911
	NISSAN AUTO RECEIVABLES 2008-B	Corporate Bond – 985,000 – 5.05% – due 11/17/14	865,433
	PACIFICORP	Corporate Bond – 85,000 – 5.45% – due 09/15/13	88,307
	POPLR 2005-5-AF3	Corporate Bond – 525,000 – 5.09% – due 11/25/35	460,132
	RALI 2006-QS3-1A10	Corporate Bond – 222,899 – 6.00% – due 03/25/36	144,866
	RAMC 2005-3-AF3	Corporate Bond – 267,209 – 4.77% – due 10/25/35	237,521
	RAMC 2005-4-A3	Corporate Bond – 136,950 – 5.56% – due 02/25/36	131,947
	RAMC 2006-1-AF3	Corporate Bond – 685,000 – 5.61% – due 05/25/36	608,356
	RAMC 2006-2-AF3	Corporate Bond – 450,000 – 5.69% – due 08/25/36	391,995
	RASC 2004-KS8 AI3	Corporate Bond – 32,191 – 3.84% – due 09/25/34	31,672
	RENAISSANCE HOME EQUITY LN TR 2006-4	Corporate Bond – 425,000 – 5.34% – due 01/25/37	238,379
	RENAISSANCE HOME EQUITY LN TR 2007-2	Corporate Bond – 400,000 – 5.74% – due 06/25/37	330,165
	SARM_06-5:4A1 CMO FLOAT%	Corporate Bond – 322,307 – 5.91% – due 06/25/36	183,009
	SBC COMMUNICATIONS	Corporate Bond – 455,000 – 6.25% – due 03/15/11	473,607
	SDART 2007-1-A3	Corporate Bond – 567,708 – 5.05% – due 09/15/11	556,306
	SDART 2007-3-A3	Corporate Bond – 550,000 – 5.42% – due 08/15/12	519,122
	TRIAD AUTOMOBILE RECEIVABLES TR	Corporate Bond – 600,000 – 5.24% – due 10/12/12	561,394
	UHAUL 2007-CP1-CP	Corporate Bond – 1,000,000 – 5.40% – due 05/25/20	922,864
	VERIZON PENNSYLVANIA	Corporate Bond – 595,000 – 5.65% – due 11/13/11	574,814
	VOLKSWAGEN AUTO	Corporate Bond – 595,000 – 5.47% – due 03/20/13	599,296
	WACHOVIA AUTO OWNER TR 2008-A	Corporate Bond – 960,000 – 4.81% – due 09/20/12	886,224
	WAMU MTG PASS-THROUGH CTFS	Corporate Bond – 323,896 – 5.29% – due 12/25/35	220,553
	WBCMT 2003-C8 A2	Corporate Bond – 194,920 – 3.89% – due 11/15/35	194,983
	WBCMT 2005-C18-A2	Corporate Bond – 500,000 – 4.66% – due 04/15/42	463,990
	WBCMT 2006-C27-APB	Corporate Bond – 850,000 – 5.73% – due 07/17/45	710,873
	WBCMT 2006-C29-A4	Corporate Bond – 950,000 – 5.31% – due 11/15/48	716,123
	WELLS FARGO MTG BACKED SECS 2006-AR6	Corporate Bond – 392,550 – 5.11% – due 03/25/36	270,925
	WFMBS	Corporate Bond – 788,657 – 5.00% – due 10/25/35	571,296
	WFMBS 2005-5-3PT3	Corporate Bond – 568,799 – 5.50% – due 05/25/35	414,911
	WFMBS 2006-AR12-2A	Corporate Bond – 533,442 – 6.12% – due 09/25/36	344,613
	WFMBS 2006-AR6-2A2	Corporate Bond – 717,804 – 5.09% – due 04/25/36	228,218
	WMALT 2007-OC1-A2	Corporate Bond – 757,897 – .59% – due 01/25/47	371,409
	Other - Pending purchases (sales)		(9,021,861)

			$425,122,087

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 25, 2009	By:	/s/ Ezra Singer
Ezra Singer
Senior Vice President,
Talent Management & Total Rewards

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP